

October 1st, 2007


SEC MAIL
RECEIVED
PROCESSING
OCT 04 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


07027276

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press release:

- Schneider Electric reinforces its partnership with the Internatioal Polar Foundation by providing the electrical distribution and building utilities management for Princess Elisabeth, the first "Zero Emission" scientific research station (Annex 1),
- Success of the Bond Issue (Annex 2),

Miscellaneous

- Presentation for the Bond Issue (Annex 3)
- Presentation for the Shareholders' conference in Lyon, September 2007 (no English translation available).

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

10/17

Very truly yours,

Secretary of the Board
Philippe BOUGON


Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 961 285 360 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574



Press Release

Schneider Electric reinforces its partnership with the International Polar Foundation by providing the electrical distribution and building utilities management for Princess Elisabeth, the first "Zero Emission" scientific research station

Brussels, September 7, 2007 – In Brussels, Schneider Electric and the International Polar Foundation (IPF) present Princess Elisabeth, the first "Zero Emission" scientific research station, before its installation in the Antarctic

In an unprecedented initiative, the station will exclusively use renewable energy: solar – via photovoltaic panels – and wind power. This process avoids all emissions of CO_2 and other greenhouse gases. Schneider Electric's offer of energy services, solutions and products actively help to reduce CO2 emissions. In this way, 50,000 metric tons of CO_2 are economised every year in the framework of contracts managed by the Building Automation Business Unit.

"For Schneider Electric, participating in the extraordinary adventure of the Princess Elisabeth Antartica research station is a highly significant action. Alongside the International Polar Foundation, we share the same values – environmental responsibility, concern for the planet and the absolute need to reduce CO_2 emissions. Finally, this is the first time that our products will encounter such extreme conditions, with temperatures of -40°C and under remote control for four months of the year", explains Jean-Pascal Tricoire, President and CEO of Schneider Electric.

"*It is also a tremendous scientific adventure and learning process*", adds Gilles Vermot-Desroches, Schneider Electric's Senior Vice-President Sustainable Development. *"Alain Hubert, the founder of the IPF, will be working with us, alongside a team of scientists and experts, to raise awareness in all of Schneider Electric's employees of the history of the climate and its changes, because the poles are where the world's climate is constructed"*.

Schneider Electric and the IPF: a special partnership for a responsible, high-performance research station, economical in its use of energy.
Schneider Electric provides not only the electrical power supply, but also all of the building's technical management and its remote control process.
1) The electrical power supply and distribution:
- Prisma+ cabinets and switchboards will ensure electrical distribution. They are entirely fitted with modular multi 9 switchgear. All this equipment is standard, as, right from the start, it is capable of functioning in extreme conditions.

2) Remote management:
- a SCADA system enables maintained optimum operating conditions by limiting over-consumption. Information is captured and TeSys contactors enable load shedding functions, for example, when necessary.

3) Supervision and command control:
- programmable Quantum automation units are installed in redundancy in order to ensure command control of water treatment and automatic switch-over from wind power to photovoltaic power in the event of violent wind conditions.


Merlin Gerin
Square D
Telemecanique

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
veronique.moine@schneider-electric.com
www.schneider-electric.com

Foundation Contact
Schneider Electric
Patricia Benchenna
Tel. +33 (0)1 41 29 88 70
patricia.benchenna@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Press Release

- the HVAC system is completely autonomous. It enables control and management of the station's temperature, ventilation and hygrometry level.

About Schneider Electric

The world leader in electrical distribution and automation & control, Schneider Electric develops a global offer of products and services for the residential, buildings, industry, energy and infrastructures markets. In 2006, the 112,000 employees of Schneider Electric generated sales of €13.7 billion through 15,000 sales outlets in 190 countries.

Schneider Electric
Giving the best of the New Electric World
to everyone, everywhere at any time


Merlin Gerin
Square D
Telemecanique

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
veronique.moine@schneider-electric.com
www.schneider-electric.com

Foundation Contact
Schneider Electric
Patricia Benchenna
Tel. +33 (0)1 41 29 88 70
patricia.benchenna@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Financial information

Success of the bond issue

Rueil-Malmaison, France, September 25, 2007 – Schneider Electric today launched a €600 million bond issue with fixed coupon and maturing in January 2015, in order to refinance APC acquisition while extending its average debt duration. This transaction was led by Barclays Capital, Natixis, Royal Bank of Scotland and Société Générale.

This bond issue, oversubscribed more than 9 times in one day, was very much welcomed by investors. It was therefore priced at the tightest end of the indicative spread ranges, i.e mid-swap +80bp.

The very positive response from the market to this bond issue, rated "BBB+" by Standard & Poor's, shows investors' confidence in Schneider Electric sound business fundamentals.

The details of the issuance, made as part of Schneider Electric EMTN program, are the following:

	Tranche
Amount	€ 600 million
Maturity	January, 2015
Coupon	5.375%
Issue price	99.915

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time
Schneider Electric is the world's power and control specialist. It anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 13,000 distributor outlets.


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

- Annex 3





Bond Issue
September 2007




Schneider
Electric





Merlin Gerin
Square D
Telemecanique

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.




Schneider
Electric



Overview





Schneider Electric

A world leader in Power & Control addressing 4 end markets



Buildings : 37%



Industry : 32%



Residential : 15%



Energy & infrastructure : 16%

Sales by end markets in 2006

Electrical Distribution
No. 1 worldwide

Make power safe, available and reliable

Automation & Control
No. 2 worldwide

Control and protect machines and installations

Energy management

Ensure uninterrupted and high quality power, optimise energy consumption





Schneider Electric

With leading positions in all businesses



Electrical Distribution
55% of sales
Automation & Control
29% of sales
Critical Power
16% of sales
Ultra terminal
Low Voltage
Medium voltage
No. 1
No. 2
No. 3
Legrand
Schneider Electric
Hubbell
Schneider Electric
ABB
Siemens
ABB
Schneider Electric
Siemens
Schneider Electric
Schneider Electric
Schneider Electric
Schneider Electric
Emerson
Eaton
Projects & Services
60% of sales as No. 1
80% of sales as No. 1 or No. 2

Schneider Electric

A worldwide coverage with strong local operations

Schneider Electric

- ➔ €15.6 billion sales, 190 countries
- ➔ 113,000 employees
- ➔ 219 factories
- ➔ 7,300 R&D people in 25 countries
- ➔ ~ 750,000 references

2006 figures including APC on a pro forma basis

Sales, Employees, Factories by geographical region

Region	Sales (€)	Employees	Factories
North America	30%	28 000	48
Europe	44%	50 000	97
Rest of the World	8%	7 500	22
Asia-Pacific	18%	27 500	52

➔ **Exposure to Emerging countries: 31% of sales**

Schneider Electric

Strong increase of earnings 1/2

Key profitability indicators in €m

	REPORTED FIGURES			COMPARABLE FIGURES		
	H1 2006 (1)	H1 2007 (2)	Change (2) / (1)	H1 2006* (3)	H1 2007 (2)	Change (2) / (3)
Sales	**6,586**	**8,254**	**+25%**	**7,278**	**8,254**	**+13%**
Gross profit	2,754	3,378	+23%	3,006	3,378	+12%
Margin %	*41.8%*	*40.9%*	*-0.9pt*	*41.3%*	*40.9%*	*-0.4pt*
EBITDA**	1,198	1,385	+16%	1,259	1,385	+10%
Margin %	*18.2%*	*16.8%*	*-1.4pt*	*17.3%*	*16.8%*	*-0.5pt*
EBITA* **	**954**	**1,175**	**+23%**	**997**	**1,175**	**+18%**
Margin %	***14.5%***	***14.2%***	***-0.3pt***	***13.7%***	***14.2%***	***+0.5pt***
Net financial expense	(58)	(107)				
Income tax	(264)	(293)				
Minority interest	(18)	(19)				
Net income	**604**	**729**	**+21%**			
Earnings per share	***2.75***	***3.16***	***+15%***			

* *Including APC on a proforma basis since February 15, 2006*
** *EBIT before net depreciation and amortization*
*** *EBIT before amortization of purchase accounting intangibles of €27m in H1 07 (€10m in H1 06) and including restructuring costs & impairment of €61m in H1 07 (€70m in H1 06)*


Schneider
Electric

Strong increase of earnings 2/2

➾ Sustained investments to deploy new businesses & expand geographic coverage

	H1 2007*
Services	+25%
Power monitoring	+22%
Building Automation	+19%
Ultra Terminal	+12%

* *Orders organic growth*

	H1 2007**
Europe	+12.4%
North America	+12.5%
Asia-Pacific	+15.5%
Rest of the World	+25.0%
Group	**+14.0%**
Inc. Emerging countries*	***+21%***

*** Sales organic growth*

**** Emerging countries: Eastern Europe + Asia-Pacific + Rest of the World*

➾ On-time delivery to customer in a context of high demand

- Stringent management of the supply chain

➾ Strong price realization offsetting raw material cost increases: 2.4% of sales


Schneider
Electric

Solid cash generation

Uses and sources of cash in €m	H1 2007	LTM
Opening net debt	**(1,835)**	**(2,214)**
Operating cash flow	**1,033**	**2,030**
Capital expenditure – net	(298)*	(530)
Change in operating working capital	(454)	(481)
Change in non-operating working capital	(4)	75
Free cash flow	**277**	**1,094**
Dividends	(668)	(668)
Acquisitions	(4,322)	(4,853)
Capital increase	1,057	1,103
Other	(167)**	(120)
Increase in net debt	**(3,823)**	**(3,444)**
Net debt at June 30	**(5,658)**	**(5,658)**

* *Including R&D capitalization of €63m*

** *Including bridging investment for APC financing of -€189m*


Schneider
Electric

Solid financial structure

Key financial structure ratios

	2006	H1 2007
Interest coverage (EBITDA / Debt costs)	24x	12x
Funds from operations / net debt*	66%	31%

Key profitability ratios

	H1 2006	H1 2007
Cash ROCE (After tax EBITDA/Capital Employed)	12.5%	13.1%
Cash ROE (Operating cash flow/Shareholders' equity)	19.8%	20.5%

➔ **Target: BBB+ rating, corresponding to FFO / net debt > 30%**

➔ **S&P rating: BBB+ (stable outlook) - Fitch rating, unsolicited: A- (negative outlook)**

* *S&P definition*


Schneider
Electric

Financial debt profile



As of today (€ million)
2 500
2 000
1500
1000
500
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Bond
APC financing
undrawn back-up facilities

- **At the end of June 2007, the net debt amount €5.6 bn (gearing of 57%)**
  - Total current and non-current financial liabilities amounted to €6.7 bn of which €3.8 bn of bonds
  - Cash and cash equivalents totaled €1.1 bn
  - Including APC financing (€4.3 bn)
- **€3.0 bn of back-up facility fully undrawn**
- **No financial covenants in the bank facilities**



Schneider
Electric

Review of new² priorities





Schneider Electric

A unique positioning in a promising industry

- → Massive electrification needs worldwide
- → Pervasion of automation
- → Rising demand for energy savings
- → Power reliability and quality increasingly critical
- → Outsourcing of non core competencies

- #1 in Electrical Distribution (LV-MV)
- 31% exposure to emerging countries

- Automation solutions for every segment
- Open web-enabled systems

- Unique & comprehensive offering for energy usage efficiency
- #1 in Power Monitoring and Control

- #1 in Critical Power
- Energy efficient solutions integrating cooling

- In-house technical know-how
- Very large installed base


Schneider
Electric

new² priorities: an offensive strategy of profitable growth

⇒ Expand geographic coverage

⇒ Increase advantage in R&D and innovation

⇒ Develop new businesses

⇒ Deploy comprehensive solutions & services for each type of customer

efficiency

⇒ Rebalance production

⇒ Optimise of logistics

⇒ Boost productivity & globalisation

people

⇒ Develop competencies & diversity


Schneider
Electric

Invest in fast growing emerging countries


growth

Sales organic growth
2005-2006 average: +15%


Eastern
Europe
+17%
Africa
Middle East
+19%
China
+16%
India
+34%
South
America
+26%
Other
Asia Pacific
+9%

Contribution of emerging countries to Group sales (%)

2001	2004	2006
18	27	31

⇨ **High growth in emerging countries in 2006 combined to an exceptional performance in mature countries**


Schneider
Electric

Increase growth potential and reduce cycle sensitivity through new businesses

Orders organic growth average 2005-2006



Power
Control
Low & Medium Voltage
Industrial Control
Automation
+8%
Building Automation
+7%
Ultra Terminal
Home Control
Services
+15%
Energy Management
Critical Power
Energy efficiency
+16%

Contribution of new businesses to Group sales (%)

Year	%
2001	21
2004	36
2006	42

⇒ **Contribution of new businesses x2 over 2001-2006**



Schneider
Electric

Sustained focus on efficiency in a context of high growth

efficiency

Rebalancing from high-cost to low-cost countries


(% in low cost countries)
2004A
Sales
Production costs
27%
18%
2006A
Sales
Production costs
31%
28%
2008F
Sales
Production costs

Other productivity plans

- Reduction in logistics costs: - 0.8pt of sales
- IT System
- Lean Manufacturing: 140 sites at end 2006
- Quality: 3 600 projects Six Sigma launched
- Base Costs monitoring while investing in growth


Schneider
Electric



Focus on Energy Efficiency



Schneider Electric

Energy efficiency: A strong portfolio

Growth

Customers demand

- **World energy consumption to rise 70% by 2030**, with 75% of new demand driven by emerging markets
- **Increasing needs for reduction of:**
  - **energy costs**
  - **CO_2 emissions**

- 10% to - 30% of energy savings for customers



Schneider Electric's unique offer

- **Enabling products**: variable speed drive, motor control, sensors…
- **Monitoring & control**: supervisory software, metering, remote services…
- **High value services**: audits and assessments, performance based services, energy management tools…

Potential annual market growth of +15% to +20%


Schneider
Electric



Energy efficiency: Examples of products for applications

Peak demand avoidance

HVAC control



Lighting control system



Power Quality

Pumping control system





Public lighting





Schneider Electric

Energy efficiency:
Enhancing performance on every market



Deliver a bundle offer

Industry & Infrastructure a key target, especially around motors


Variable speed drives
Power metering
Energy management systems
Automation solutions

- Over 30% of the consumed energy
- Motors account for 60% of the electricity usage
- Average facility can reduce energy consumption by 10 to 20%

Buildings the biggest consumer, hence a priority

HVAC control

Lighting control

Building management systems

Power factor correction

- Over 20% of the consumed energy
- Renovation can yield up to 30% of energy savings

Residential fragmented but high potential!


Lighting control
Heating monitoring
Shutter control

- 20% of the consumed energy
- 10 to 40% electricity savings using energy efficient products



Progress of APC integration







Schneider Electric

Creation of a global leader in Critical Power & Cooling Services with a high value creation potential

⇨ Critical Power & Cooling Services: a fast growing segment, +8% per year

- Power supply insufficiently reliable
- Increasing number of sensitive applications

⇨ APC-MGE: a $3.0bn sales business with high value creation potential

- APC and MGE forces combined since February 14, 2007
- An uncontestable global leader with market share above 30%
- Broad product and service offering, extensive geographical presence
- High innovation capabilities
- Global leader in Small systems with a strong brand recognition
- Turnaround potential in Large systems
- Great access to new customers and applications

Extract sizeable synergies of $220m
between APC, MGE and Schneider Electric

Strengthen the group's leadership in Electrical Distribution


Schneider
Electric

Strong increase in Critical Power & Cooling Services results in H1

APC-MGE results

(in $m)	H1 2006 Proforma*	H1 2007 Proforma*	% chg
Sales	**1,337**	**1,659**	**+24%**
Organic growth			*+17%*
Gross Profit	**464**	**618**	**+33%**
Gross Margin %	*34.7%*	*37.3%*	*+2.6pts*
Operating Expenses	**392**	**438**	
EBITA before restructuring**	72	180	x2.5
Margin %	*5.4%*	*10.9%*	*+5.5pts*
EBITA***	**71**	**156**	
Margin %	*5.3%*	*9.4%*	

* *On a 6-month basis without MGE Small Systems business*
** *Excluding restructuring costs ($24m in H1 2007)*
*** *Operating income before amortization of purchase accounting intangibles*


Schneider
Electric

APC performance improvement driven by a few key factors

Pricing / Mix
- Strong price management
- Stringent project selection
- Mix impact (Enterprise vs H&D)
- Unprofitable product line termination

Productivity / Raw materials
- Improved productivity / logistics
- Transfer to low cost countries
- Impact of lead cost increase

Support function costs
- Headcount reduction
- G&A synergies (shared services, IT infrastructure, insurance, etc.)

APC results

$m	H1 2007 Proforma	% chg
Sales	**1,245**	**+20%**
Organic growth		*+14%*
EBITA before restructuring*	132	x3.3
Margin %	*10.6%*	*+6.7pts*
EBITA	**122**	
Margin %	*9.8%*	

* *Excluding restructuring costs of $10m in H1 2007*


Schneider
Electric

Update on synergies

⇒ Definition of key action plans along:

4 value drivers
- Leverage Home & Distributed
- Turnaround Enterprise & Systems
- Improve supply chain
- Deliver full data center solution

3 transversal work streams
- Set-up Integration backbone
- Optimize commercial & marketing
- Optimize support functions

⇒ Synergy targets on track
- 44 detailed roadmaps launched
- 19 additional roadmaps to be finalized by September
- 85% of 2007-2009 cumulated synergies of 341m$ allocated
- Confirmation of 2011 annual synergy target of 220m$

Synergies ramp-up (in $m)


63
112
166
341
85%
2007
2008
2009
Aggregate
Allocated to date


Schneider
Electric

Pelco Acquisition




Schneider
Electric

Pelco is a key leader of video security industry

Key Figures	
Sales	$506 m
Employees	2,200
Presence	130 countries



CAGR: 21%
91
120
165
204
242
306
308
388
435
506
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Others 16%
Control(ii) 23%
Sensing(i) 61%



- Highest brand recognition in the industry
- A leader in the fast growing video security industry
- Strong innovation capabilities with R&D representing 7.5% of sales
- Premium customer base: world-class technical support and customer service
- Broadest product line and unique ability to offer a full end to end solution
- Strong sales & marketing organization

(i) Sensing include cameras and domes
(ii) Control include DVRs and NVRs

Schneider Electric

Schneider Electric rebalances its Building Automation solution portfolio by reinforcing its security offering


Current Building Automation solutions portfolio : €1.0 bn*
HVAC Control 67%
Fire & Security 18%
Energy Solutions 15%
Building Automation solutions portfolio with Pelco acquisition: €1.4 bn*
HVAC Control 48%
Fire & Security 42%
Energy Solutions 10%

⇨ **Video is the most attractive segment of security industry**

- Rapid and sustainable growth, expected CAGR 07-10: 12%
- Shift to high value added IP protocol and software based systems

⇨ **Video is one of the critical application in the building**

- Video provides the source data (location, movement, …) transported via IT infrastructure
- Data is translated into meaningful information through video content analysis software
- Video complements/replaces other security systems: intrusion, detection

* 2007 forecasts


Schneider Electric

Pelco has a strong margin improvement potential

$m	2006	2007E	Change	H1 2007	Change
Sales	506	569	+12%	269	+13%
EBITDA	46	65	+41%	27	+50%
Margin %	*9.1%*	*11.4%*	*+2.3 pts*	*10.1%*	*+2.6 pts*
EBITA	30	50	+67%	20	+100%
Margin %	*6.0%*	*8.8%*	*+2.8 pts*	*7.3%*	*+3.0 pts*
R&D	38	43		19	

➔ **Strong sales growth track record, CAGR 00-06: 16%**

➔ **Significant investments achieved in the last few years**

- $100 million of R&D spending over the last 3 years to support the IP shift
- Expansion of international commercial coverage in 130 countries

➔ **High operational leverage potential**

- R&D spending has reached an adequate amount
- Most of commercial resources have been deployed


Schneider
Electric

The objective is to reach a 19% EBITDA margin including synergies

➔ **Significant synergies will be extracted through the combination of Pelco and TAC**

Sales synergies: $168 million

- Sale of video solutions into TAC channels
- Pelco & TAC integrated access and video solutions
- Pelco cameras/accessories sales into TAC channels

Cost synergies: $32 million

- Purchasing conditions
- Optimisation of back office
- Operating efficiencies


2011
Synergies Target
EBITDA
$ 67 million


Schneider
Electric

Transaction

- **Total acquisition price: $1,540 m**
  - Debt-free/cash-free basis
  - Approximately $320 m of tax benefits[(i)]
  - Enterprise value of $1,220 million
- **Expected Return On Capital Employed[(ii)] to exceed cost of capital[(iii)] in year 3**
- **EPS accretive in year 1**
- **Transaction subject to antitrust and other regulatory clearance**
- **Price to be paid in cash at closing expected by October 2007**



(i) Discounted at 7.5%
(ii) After tax EBITA / Enterprise value
(iii) Schneider Electric cost of capital estimated at 7.5%


Schneider
Electric

Outlook




Schneider
Electric

new² second phase targets
Potential for further performance

"Stimulate sales growth, achieve higher profitability"

	Initial new² targets	Actual 2005-2006	new² second phase targets
Sales Organic Growth *Mid-term, assuming 3% world GDP growth*	>5%	9.3%	>6%
EBITA* Margin *Over the business cycle*	12.5%-14.5%	+2.2pts (2006: 14.7%)	13.0%-15.0%
ROCE Improvement** *Assuming organic growth in line with target*	+2-4pts	+2.0pts	+2pts

* *EBIT before amortisation of purchase accounting intangibles*

** *After tax EBITA / Capital Employed = Shareholders' equity + Net debt + Provisions*


Schneider
Electric


Outlook

Assuming current economic conditions,

Schneider Electric revises upwards its target

and anticipates a 2007 organic sales growth above 10%


Schneider
Electric

Contacts and Calendar

Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Grégoire Rougnon - Investor Relations Manager
gregoire.rougnon@schneider-electric.com

: +33 (0)1 41 29 87 50
www. schneider-electric.com

October 23	3rd Quarter 2007 Sales	9:30 Conference Call


Schneider
Electric

Appendices




Schneider
Electric

Sales organic growth target lifted to +6%


Organic growth relative to World GDP
Mid-term organic growth target
1995-2004
2005-2006
Initial target
new² second phase target
+1pt
+4pts
Favourable economic conditions
+2pts
+3pts
Growth drivers:
Emerging countries
New businesses
Innovation
APC strong growth prospects
Initial
Second phase
+2pts
5%
6%
World GDP 3%
Schneider Electric

EBITA margin target lifted to 13.0%-15.0%

EBITA margin analysis

1999-2004
2005-2006
Initial new² target
APC
acquisition
new² second
phase target
13.4%
11.4%
12.4%
13.5%
14.7%
13.7%
13.0%-15.0%
1999
2000
2001
2002
2003
2004
2005
2006
2006
Proforma**
Target
raised by 0.5pt
EBIT margin sustained
between 11.4% and 13.4%
EBITA* margin
up 2.2 pts vs. 2004

* *EBIT before amortisation of purchase accounting intangibles (€12m in 2005 and €18m in 2006)*

** *Including APC consolidation on a full year basis*



Schneider
Electric

Example of dedicated solutions for our customers: Cairo International Airport, Egypt



Energy management systems
Electrical distribution
Energy management – Power Control & Monitoring System PCMS
Monitor Pro Workstation
Power Logic – Energy Saving
Bus Duct
Canalis KBA
Switchboards & Transformers
Critical Power & Cooling Services

Schneider Electric

Example of dedicated solutions for our customers: Etnapolis, leading trade center in the Mediterranean area



Building Management Services
Integrated Supervision System
Security systems - Emergency lighting
Access control – Smoke detection
TAC Vista
Workstation
Air treatment – Heating
Conditioning
TAC Xenta
401
Electrical Distribution
Common Areas & Retail Store
Lighting bus
Canalis
KBA
Switchboards & Transformers

Schneider Electric

Reinvestment of higher growth benefits to deploy resources in promising areas

Analysis of change in EBITA (in €m)

954
H1 2006
+321
Volume
-91
Mix
+155
Price
-132
Raw Materials
+126
Gross Industrial Productivity
-216
Operating Costs*
-9
Other
Organic Growth
-50
Currency Effects
+117
APC +88
Other +29
perimeter
1,175
H1 2007
△ 07/06
+16%
-5%
+12%
+23%

* *Of which Production Labour & Other Costs: -34, SG&A/R&D costs: -182*

Schneider Electric



Solid profit growth across regions and businesses
Investments in Asia Pacific and turnaround of Critical Power

	Breakdown by region				Breakdown by business		
	Europe	North America	Asia-Pacific	Rest of world	Electrical Distribution	Automation & Control	Critical Power**
Sales breakdown	*46%*	*28%*	*18%*	*8%*	*57%*	*29%*	*14%*
EBITA* (€m)	585 *+23%*	325 *+14%*	162 *+5%*	103 *+24%*	739 *+15%*	313 *+11%*	123 *+76%*
EBITA Margin*	15.3% *+0.7pt*	14.2% *+1.0pt*	11.0% *-1.0pt*	15.3% *+1.0pt*	15.6% *-0.2pt*	13.0% *+0.1pt*	11.0% *+4.0pts*

* *Compared to H1 2006 EBITA including APC on a proforma basis since February 15, 2006*
** *Including MGE Small Systems business*


Schneider
Electric

Increase of working capital requirements in a context of strong demand and with the impact of APC

WCR components in days of sales

	H1 2006	H1 2007*	Change
Days of Receivables	67.4	66.0	-1.4
Days of Inventories	46.1	51.4	+5.3
Days of Payables	46.8	[illegible]	-1.5





WCR in % of sales



21.2%
23.8%
APC impact
22.5%
H1 2006
H1 2007*

* Including APC consolidation on a 4.5 months period



Schneider
Electric



END

Building
a New Electric World

Schneider Electric